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06008367

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC FILE NUMBER
8- 39603

$C^m$

## FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING     04/01/05     AND ENDING     03/31/06

MM/DD/YY                                        MM/DD/YY

---

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fifth Third Funds Distributor, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Summer Street, Suite 1500

(No. and Street)

Boston                     MA                    02110

(City)                     (State)              (Zip Code)

OFFICIAL USE ONLY

FIRM ID. NO.

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Edward Pike                    614-470-8280

(Area Code – Telephone No.)

---

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers

(Name – if individual, state last, first, middle name)

| 100 East Broad Street | Columbus | OH | 43215 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 17 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must
supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

$C^m$

SEC 1410 (3-91)

# OATH OR AFFIRMATION

I, J. Edward Pike, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fifth Third Funds Distributor, Inc., as of March 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

DIANE R. WENDEL BAKER
Notary Public   State of Ohio
My Commission Expires 06-20-06

_____
Signature

**Financial and Operations Principal**
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanations, or the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Form.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Statement of Cash Flows.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



# Fifth Third Funds Distributor, Inc.

**(A wholly owned subsidiary of The BISYS Group, Inc.)**
## Financial Statements and
## Supplementary Information
## March 31, 2006



**PricewaterhouseCoopers LLP**
100 East Broad Street, Suite 2100
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

## Report of Independent Auditors

To the Board of Directors and Stockholder of
Fifth Third Funds Distributor, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Fifth Third Funds Distributor, Inc. (a wholly owned subsidiary of The BISYS Group, Inc.) (the "Company") at March 31, 2006, and the results of its operations, changes in its stockholder's equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 9 and 10 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*PricewaterhouseCoopers LLP*

May 24, 2006

1

# Fifth Third Funds Distributor, Inc.
**(A wholly owned subsidiary of The BISYS Group, Inc.)**
## Statement of Financial Condition
## March 31, 2006

| | |
|---|---:|
| **Assets** | |
| Cash | $ 2,088,524 |
| Distribution fees receivable | 571,036 |
| Prepaid expenses | 12,378 |
| Other receivable | 10,568 |
| Total assets | $ 2,682,506 |
| | |
| **Liabilities and Stockholder's Equity** | |
| Liabilities | |
| Distribution fees payable | $ 571,036 |
| Payable to affiliates | 390,133 |
| Accrued distribution related expenses | 67,316 |
| Other accrued expenses | 60,421 |
| Total liabilities | 1,088,906 |
| | |
| Stockholder's equity | |
| Common stock, $1 par value; 1,000 shares authorized, 10 shares issued and outstanding | 10 |
| Capital in excess of par value | 900,000 |
| Retained earnings | 693,590 |
| Total stockholder's equity | 1,593,600 |
| Total liabilities and stockholder's equity | $ 2,682,506 |

The accompanying notes are an integral part of these financial statements.

# Fifth Third Funds Distributor, Inc.
**(A wholly owned subsidiary of The BISYS Group, Inc.)**
## Statement of Operations
## Year Ended March 31, 2006

| | | |
|---|---|---:|
| **Revenues** | | |
| Distribution fees | $ | 6,993,535 |
| Commissions | | 1,174,200 |
| Distribution platform fees | | 93,750 |
| Other income | | 61,516 |
| Gain on sale of securities | | 231 |
| Total revenues | | 8,323,232 |
| **Expenses** | | |
| Distribution and distribution related expense | | 7,130,399 |
| Commission expense | | 965,335 |
| Administrative service fee to affiliate | | 3,200 |
| Professional fees | | 35,000 |
| Other expenses | | 6,842 |
| Licenses and fees | | 73,745 |
| Intangibles tax | | 19,153 |
| Total expenses | | 8,233,674 |
| Income before income taxes | | 89,558 |
| Income taxes | | 33,142 |
| Net income | $ | 56,416 |

The accompanying notes are an integral part of these financial statements.

# Fifth Third Funds Distributor, Inc.
**(A wholly owned subsidiary of The BISYS Group, Inc.)**
**Statement of Changes in Stockholder's Equity**
**Year Ended March 31, 2006**

| | Common Stock | Capital in Excess of Par Value | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|
| Balances at March 31, 2005 | $ 10 | $ 900,000 | $ 637,174 | $ 1,537,184 |
| Net income | - | - | 56,416 | 56,416 |
| Balances at March 31, 2006 | $ 10 | $ 900,000 | $ 693,590 | $ 1,593,600 |

The accompanying notes are an integral part of these financial statements.

# Fifth Third Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
## Statement of Cash Flows
## Year Ended March 31, 2006

| | | |
|---|---|---:|
| **Cash flows from operating activities** | | |
| Net income | $ | 56,416 |
| Adjustments to reconcile net income to net cash provided by operating activities | | |
| Decrease in distribution fees receivable | | 319,150 |
| Increase in prepaid expenses | | (356) |
| Decrease in receivable from affiliates | | 247,044 |
| Increase in other receivable | | (160) |
| Decrease in distribution fees payable | | (318,150) |
| Increase in payable to affiliates | | 390,133 |
| Increase in accrued distribution related expenses | | 67,316 |
| Increase in other accrued expenses | | 41,266 |
| Net cash provided by operating activities | | 802,659 |
| **Cash flows from investing activities** | | |
| Proceeds from sale of investments | | 3,210 |
| Net cash provided by investing activities | | 3,210 |
| Net change in cash | | 805,869 |
| Cash at beginning of year | | 1,282,655 |
| Cash at end of year | $ | 2,088,524 |
| **Supplemental disclosures of cash flow information** | | |
| Cash paid during the year for income taxes | $ | 146,021 |

The accompanying notes are an integral part of these financial statements.

1.  **Organization**

    Fifth Third Funds Distributor, Inc. (the "Company") is a wholly owned subsidiary of The BISYS Group, Inc. ("BISYS"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

    The Company serves as distributor and underwriter for the Fifth Third Funds (the "Funds") and, as a result, substantially all the Company's revenues are earned from the Funds or from the sale of the Funds' shares.

2.  **Significant Accounting Policies**

    **Cash**
    The Company maintains cash deposits in a bank which from, time to time, exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

    **Revenue Recognition**
    Distribution fees represent 12b-1 fees paid by the Funds pursuant to the Distribution Agreement (the "Agreement") between the Funds and the Company. Fees earned by the Company are principally determined based on average daily net assets of the Funds and are accrued monthly.

    Investors in certain classes of the Funds' shares pay commissions to the Company for the purchase of those shares based on a percentage of the value of the shares purchased. The Company, in turn, pays commissions to the broker-dealers who originated the sales. Commission income is recorded net of commission expense such that net commission income represents commissions earned by the Company as underwriter .

    The Company implemented Financial Accounting Standards Board Staff Position No. 85-24-1 effective April 1, 2005. Contrary to the net accounting method described above, the implementation of this standard requires the Company to record commission revenue related to the sale of certain back-end load funds and an equal offsetting commission expense when the expense is funded by a third-party financing agent. There was no adjustment to net income or retained earnings as a result of adopting this standard.

    Distribution platform fees are earned for providing ongoing management and oversight of distributor activities. The fee is a fixed amount that is billed and earned monthly. The Company began recording this revenue effective July 1, 2005.

    **Distribution and Distribution Related Expense**
    Distribution expense represents 12b-1 fees paid to other broker-dealers which originally sold the Funds' shares that generated the distribution fees pursuant to the Agreement. Distribution fees not paid to selling brokers are used to support other distribution related activities as allowed under the Distribution Plan. Allowable distribution related expenses include, but are not limited to, the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature, expenses associated with electronic marketing and sales media and communications, and other sales or promotional expenses.

**Intangibles Tax**
The intangibles tax represents a net worth based tax paid by dealers in intangibles in the state of Ohio.

**Income Taxes**
BISYS and its affiliates file a consolidated Federal income tax return that includes the Company. BISYS apportions Federal income tax expense or benefit among all the affiliates based on their taxable income or loss, using corporate statutory rates, adjusted for the effect of any temporary differences of the Company. There are no state income taxes associated with the Company.

**Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Related Party Transactions**

During the year ended March 31, 2006, under a formal management agreement, BISYS provided various services to the Company such as use of office facilities, equipment, personnel and other administrative services. BISYS charges the Company an administrative service fee for these services designed to cover the costs of providing such services. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

The Company began recording commission expense with a corresponding liability to be used for distribution related expenditures effective July 1, 2005. From April 1, 2005 through June 30, 2005, $56,059 of expense was recorded by a related party.

4. **Net Capital Requirement**

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, not exceed 15 to 1. At March 31, 2006, the Company had net capital under the Rule of $1,306,756, which was $1,234,163 in excess of its required net capital of $72,593. The Company's ratio of aggregate indebtedness to net capital at March 31, 2006 was .83 to 1.

5. **Regulatory Compliance**

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.

## 6. Contracts

The Company has an Agreement with the Funds under which it provides distribution services. The Company receives commissions on sales of certain new Funds' shares and any 12b-1 fees or shareholder servicing fees paid by the Funds for shares sold which are still outstanding. Under the Agreement, the Company reimburses third parties for distribution related expenses in accordance with the Investment Company Act of 1940. The Agreement includes distribution platform fees that are earned for providing ongoing management and oversight of distributor activities. The fee is a fixed amount that is billed and earned monthly. The Funds, through their Distribution Plan, are primarily responsible for payment of these services up to the amount held in the accrued distribution related expenses account. Per the Distribution Services Agreement, the Funds' investment advisor, an unaffiliated third party, agrees to pay any amounts greater than the balance in the accrued distribution related expenses account. The Agreement includes a menu of additional services priced per item and continues in effect until terminated by either party.

The Company enters into sales agreements with various selling broker-dealers related to the sale of the shares of the Funds. The Company pays these broker-dealers distribution expense (12b-1 fees, shareholder servicing fees or commissions) as outlined in their respective agreements.

The Company has an agreement with a third party financing agent with respect to the purchase and sale of B and C shares of certain mutual funds, which have 12b-1 distribution plans and a contingent deferred sales charge feature. Under this agreement, the financing agent pays the Company the amount of the commission due to the selling broker-dealers in exchange for all future contingent deferred sales charges, 12b-1 fees and shareholder servicing fees due the Company from the Funds.

# Fifth Third Funds Distributor, Inc.
**(A wholly owned subsidiary of The BISYS Group, Inc.)**
**Supplemental Schedule—Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1**
**March 31, 2006**

| | | |
|---|---:|---:|
| Total stockholder's equity from statement of financial condition | | $ 1,593,600 |
| | | |
| Deductions for nonallowable assets | | |
| Distribution fees receivable | $ 263,898 | |
| Prepaid expenses | 12,378 | |
| Other receivable | 10,568 | 286,844 |
| Haircut on investments | | |
| Net capital | | 1,306,756 |
| | | |
| Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000) | | 72,593 |
| Excess net capital | | $ 1,234,163 |
| Total aggregate indebtedness | | $ 1,088,906 |
| Percentage of aggregate indebtedness to net capital | | 83% |

### Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the net capital as shown above and the corresponding computation prepared by the Company for inclusion in its unaudited Part II A FOCUS Report filing as of March 31, 2006.

# Fifth Third Funds Distributor, Inc.
**(A wholly owned subsidiary of The BISYS Group, Inc.)**
**Supplemental Schedule—Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Securities and Exchange Commission Rule 15c3-3**
**March 31, 2006**

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.



**PricewaterhouseCoopers LLP**
100 East Broad Street, Suite 2100
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

## Report of Independent Auditors on Internal Control
### Pursuant to Securities and Exchange Commission Rule 17a-5

To the Board of Directors and Stockholder of
Fifth Third Funds Distributor, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Fifth Third Funds Distributor, Inc. (a wholly owned subsidiary of The BISYS Group, Inc.) (the "Company") for the year ended March 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

11



responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*PricewaterhouseCoopers LLP*

May 24, 2006